Exhibit 99.117

Valour Expands Digital Asset Offerings with the Launch of Valour Dogecoin, Valour Aptos, Valour Sui, and Valour Render ETPs on Börse Frankfurt in Germany

Toronto, Canada, March 3, 2025 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary Valour Inc. (“Valour”), a leading issuer of exchange traded products (“ETPs”) that provide simplified access to digital assets, has launched of four new digital asset ETPs on the Börse Frankfurt exchange: Valour Dogecoin (DOGE) EUR ETP, Valour Aptos (APT) EUR ETP, Valour Sui (SUI) EUR ETP, and Valour Render (RENDER) EUR ETP. These new products expand Valour’s commitment to offering investors seamless, secure, and cost-effective exposure to the most innovative digital assets in the market.

Introducing New ETPs for Emerging Digital Assets

Valour Dogecoin (DOGE) EUR ETP (ISIN: CH1108679791)

Dogecoin (DOGE) is one of the most recognized and actively used cryptocurrencies, originally introduced in 2013 as a parody but now serving as a widely adopted digital currency. With a market capitalization of approximately $30.64 billion, DOGE ranks as the 8th largest digital asset globally. It is known for its strong community, fast transaction speeds, and usability for microtransactions, tipping, and merchant payments. The Valour Dogecoin ETP allows investors to gain exposure to DOGE’s performance without the complexities of direct cryptocurrency ownership, featuring a competitive management fee of 1.9%.

Valour Aptos (APT) EUR ETP (ISIN: CH1108679783)

Aptos (APT) is a next-generation Layer 1 blockchain designed for scalability, reliability, and security. Powered by its innovative Move programming language, Aptos enables fast transactions and a developer-friendly ecosystem. It is focused on advancing Web3 usability and adoption, providing infrastructure for NFTs, DeFi, and beyond. With a market capitalization of $6.19 billion, Aptos ranks 31st globally among digital assets. The Valour Aptos ETP grants investors seamless exposure to the Aptos blockchain ecosystem.

Valour Sui (SUI) EUR ETP (ISIN: CH1108679080)

Sui (SUI) is an innovative blockchain designed for high throughput and instant finality, making it ideal for applications such as gaming and finance. Sui utilizes an object-centric approach that allows for the independent validation of transactions, leveraging a Byzantine fault-tolerant proof-of-stake (PoS) consensus mechanism. With a market capitalization of $28.01 billion, Sui ranks 15th among digital assets worldwide. The Valour Sui ETP provides investors with access to this advanced blockchain, featuring a 1.9% management fee.

Valour Render (RENDER) EUR ETP (ISIN: CH1108679783)

Render (RENDER) is the native cryptocurrency of the Render Network, a decentralized GPU-based rendering platform that optimizes computational power for visual effects, gaming, and digital design. The Render Network enables cost-effective and scalable rendering solutions, fostering innovation across the creative industries. With a market capitalization of $2.26 billion, Render ranks 49th globally among digital assets. The Valour Render ETP offers investors exposure to the expanding world of decentralized computing and digital content creation.

Bringing Innovation to European Investors

With the introduction of these four new ETPs, Valour continues to expand its portfolio of digital asset investment products, offering European investors diversified and institutional-grade access to the cryptocurrency market. Valour’s ETPs provide a seamless entry point for investors looking to gain exposure to emerging blockchain technologies without the need for direct ownership or complex custody solutions.

“We are excited to bring Valour Dogecoin, Valour Aptos, Valour Sui, and Valour Render ETPs to the Börse Frankfurt exchange,” said Olivier Roussy Newton, CEO of Valour. “These new listings underscore our commitment to delivering innovative and accessible digital asset investment solutions to the European market. By offering secure and transparent exposure to some of the most promising protocols, we continue to drive the adoption of digital assets among institutional and retail investors alike.”

“After successfully launching 20 products in the Nordics in December, we are now enhancing our product range in Germany with the most sought-after underlying digital assets. Investor demand for diversified crypto exposure continues to rise, and Aptos, Sui, Render, and Dogecoin stand out as some of the most compelling assets in the market. This launch reinforces our commitment to providing institutional-grade access to the digital asset space, aligned with market trends and investor needs.” said Johanna Belitz, Head of Nordics

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the listing of ETPs; the development and prospects of the underlying digital assets; investor confidence in Valour’s ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance and digital assets; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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